UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-7933

Aon plc*

(Exact name of registrant as specified in its charter)

122 Leadenhall Street, London, England, EC3V 4AN

+44 20 7623 5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, $0.01 nominal value*

(Title of each class of securities covered by this Form)

4.280% Senior Notes due 2021**

4.000% Senior Notes due 2023**

3.500% Senior Notes due 2024**

3.875% Senior Notes due 2025**

2.875% Senior Note due 2026**

4.250% Senior Notes due 2042**

4.450% Senior Notes due 2043**

4.600% Senior Notes due 2044**

4.750% Senior Notes due 2045**

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*This Form 15 relates solely to the reporting obligations of Aon plc, a company incorporated under the laws of England and Wales (“Aon UK”), a wholly owned subsidiary of Aon plc, an Irish public limited company (“Aon Ireland”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Aon Ireland as the successor issuer to Aon UK pursuant to Rule 12g-3(a) thereunder.

**These debt securities of Aon UK, and the guarantees thereof by each of Aon Ireland, Aon Corporation, a Delaware corporation (“Aon Delaware”), and Aon Global Holdings Limited, a company incorporated under the laws of England and Wales (“AGH”), have been registered under the Exchange Act, but each of Aon UK, Aon Delaware and AGH is exempt from the requirements of Section 13(a) or 15(d) of the Exchange Act pursuant to Rule 12h-5 thereunder.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aon plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

AON PLC

Date: April 1, 2020	By:	/s/ Molly Johnson
Molly Johnson
Assistant Secretary